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                                                                                                           EXHIBIT 12
                                        OHIO POWER COMPANY
                  Computation of Consolidated Ratio of Earnings to Fixed Charges
                                 (in thousands except ratio data)
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                                                                            Year Ended December 31,
                                                                 1992       1993       1994      1995       1996
Fixed Charges:
  Interest on First Mortgage Bonds. . . . . . . . . . . .     $ 83,572   $ 74,121   $ 63,805  $ 61,836   $ 52,147
  Interest on Other Long-term Debt. . . . . . . . . . . .       26,611     24,510     21,453    23,193     27,045
  Interest on Short-term Debt . . . . . . . . . . . . . .        2,711      1,122        992     2,658      4,006
  Miscellaneous Interest Charges. . . . . . . . . . . . .        2,800      2,958      5,140     7,126      3,705
  Estimated Interest Element in Lease Rentals . . . . . .       22,800     15,300     13,900    50,700     53,200
       Total Fixed Charges. . . . . . . . . . . . . . . .     $138,494   $118,011   $105,290  $145,513   $140,103

Earnings:
  Net Income. . . . . . . . . . . . . . . . . . . . . . .     $160,553   $185,770   $162,626  $189,447   $217,655
  Plus Federal Income Taxes . . . . . . . . . . . . . . .       75,783     64,244     74,822    93,699    117,243
  Plus State Income Taxes . . . . . . . . . . . . . . . .        1,082      2,626      3,375     1,618      2,252
  Plus Fixed Charges (as above) . . . . . . . . . . . . .      138,494    118,011    105,290   145,513    140,103
       Total Earnings . . . . . . . . . . . . . . . . . .     $375,912   $370,651   $346,113  $430,277   $477,253

Ratio of Earnings to Fixed Charges. . . . . . . . . . . .         2.71       3.14       3.28      2.95       3.40
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